Mail Stop 4561

January 28, 2008

<u>VIA U.S. MAIL AND FAX (212)751-3550</u>

Robert L. Levy
Chief Financial Officer
Liberty Tax Credit Plus III L.P.
625 Madison Avenue
New York, New York 10022

       Re: **Liberty Tax Credit Plus III L.P.**
              Form 10-K for Fiscal Year Ended
              March 31, 2007
              Filed June 29, 2007
              Form 10-Q for Quarterly Period Ended
              September 30, 2007
              Filed November 13, 2007
              File No. 000-24656

Dear Mr. Levy:

       We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended March 31, 2007

Financial Statements

Report of Independent Registered Public Accounting Firm, page 16

1.   In connection with the audits of the financial statements for each subsidiary partnership, we note that certain of your auditors are not registered public accounting firms with the PCAOB. Tell us the consideration you gave to PCAOB Release 2003-7 as it relates to the registration of any public accounting firm that plays a substantial role in the preparation or furnishing of an audit report with respect to any issuer.

*   *   *   *

        Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Robert L. Levy
Liberty Tax Credit Plus III L.P.
January 28, 2008
Page 3

       You may contact Robert Telewicz, Staff Accountant at (202) 551-3438, or the undersigned at (202) 551-3629 if you have questions.

       Sincerely,

       Kevin Woody
       Branch Chief